UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

KERRISDALE MINING CORPORATION

(Name of Issuer)

Common Stock
par value $0.001 per share

(Title of Class of Securities)

492413109
(CUSIP Number)

Dominador D. Tolentino Jr., Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
__________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2007
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No.  492413109

1           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             John S. Morita

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)           [__]
(b)	[__]

3           SEC USE ONLY

4           SOURCE OF FUNDS
             PF

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [__]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Canada

NUMBER OF                                         7           SOLE VOTING POWER
SHARES
BENEFICIALLY                                                 1,000,000 (1)
OWNED BY                          ___________________________________________________________
EACH                                                      8           SHARED VOTING POWER
REPORTING
PERSON WITH                                                   -
___________________________________________________________
 9           SOLE DISPOSITIVE POWER

                                                                              1,000,000 (1)
___________________________________________________________
                 10          SHARED DISPOSITIVE POWER
-
__________________________________________________________________________________
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.81%

14           TYPE OF REPORTING PERSON

IN

CUSIP No. 492413109

1           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             John Yinglong He

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)           [__]
(b)	[__]

3           SEC USE ONLY

4           SOURCE OF FUNDS
             PF

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [__]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Canada

NUMBER OF                                         7           SOLE VOTING POWER
SHARES
BENEFICIALLY                                                 1,000,000 (1)
OWNED BY                          ___________________________________________________________
EACH                                                      8           SHARED VOTING POWER
REPORTING
PERSON WITH                                                   -
___________________________________________________________
 9           SOLE DISPOSITIVE POWER

                                                                              1,000,000 (1)
___________________________________________________________
                 10          SHARED DISPOSITIVE POWER

-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               23.81%

14           TYPE OF REPORTING PERSON

IN

Item 1.                      Security and Issuer.

             This statement relates to the Common Stock, par value $0.001 per share, of Kerrisdale Mining Corporation, a corporation of Canada (the “Company”). The address of the Company’s principal executive office is Floor 8, Xueyuan Tower, No. 1, Zhichun Road, Beijing, People’s Republic of China 100083.

Item 2.                      Identity and Background.

  (a)               This Schedule 13D is being filed on behalf of John S. Morita and John Yingling He. The persons named in this paragraph are sometimes referred to herein as the “Reporting Person” or collectively the “Reporting Persons.

  (b)               Mr. John S. Morita’s address is 145 West 44th Ave, Vancouver, BC V5Y 2V3, Canada. Mr. John Yinglong He’s address is 4620 Coventry Dr., Richmond, BC V7C 4R2, Canada.

  (c)                Mr. John S. Morita was the President, Principal Executive Officer and Director of the Company until his voluntary resignation from these positions on September 4, 2008. Mr. John Yinglong He was the Principal Financial Officer, Principal Accounting Officer, Treasurer, Secretary and Director of the Company until his voluntary resignation from these positions on August 12, 2008.

  (d)                During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

  (e)                During the past five years, neither of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)                 Mr. John S. Morita and Mr. John Yinglong He are both citizens of Canada.

Item 3.                      Source and Amount of Funds and Other Consideration.

On January 16, 2007, the Company issued to each Reporting Person 1,000,000 shares of its common stock (the “Shares”) as a founder of the Company for cash consideration of $2,000.00. The Shares were issued pursuant to Regulation S promulgated under the Securities Act of 1933, as amended.

Item 4.                      Purpose of Transaction.

             The Reporting Persons acquired the Shares as founders of the Company. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

As significant stockholders of the Company, each of the Reporting Persons may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.                      Interest in Securities of the Company.

               (a)            The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b)           The powers that each Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to such Reporting Person, which hereby is incorporated by reference.

(c)           All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None.

(e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships with respect to any of the Company’s securities.

Item 7.                      Materials to be Filed as Exhibits.

(1)	Joint Filing Agreement attached hereto as Exhibit A.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   September 5, 2008

/s/ John S. Morita
By:           _________________________
John S. Morita

Dated:   September 5, 2008                                                                   /s/ John Yinglong He
By:           _________________________
John Yinglong He

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the common stock of Kerrisdale Mining Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated:   September 5, 2008

/s/ John S. Morita
By:           _________________________
John S. Morita

Dated:   September 5, 2008                                                                  /s/ John Yinglong He
By:           _________________________
John Yinglong He